Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 9445 1006 Fax: + 618 9204 2383 Email: invest@missionnewenergy.com

21 September 2011

Mission NewEnergy Limited Announces Receipt of Notice of Non-Compliance from Letter from Nasdaq

Mission NewEnergy Limited (Nasdaq:MNEL)(ASX:MBT) today announced that Mission received a letter dated September 20, 2011 from The Nasdaq Stock Market ("Nasdaq") indicating that Mission is not in compliance with the minimum Market Value of Listed Securities (“MVLS”) on the Nasdaq Global Market because Mission's MVLS is below The Nasdaq Global Market minimum requirement of $50,000,000.

This notification letter has no effect at this time on the listing of Mission’s common stock on the Nasdaq Global Market.  Mission’s common stock will continue to trade on the Nasdaq Global Market under the symbol “MNEL”.  This letter also has no effect on the listing of Mission’s common stock on the Australian Stock Exchange, where it will continue to trade on the ASX under “MBT”.

Mission has been provided an initial period of 180 calendar days, or until March 19, 2012, to regain compliance, which will be gained if at any time before March 19, 2012, Mission’s MVLS closes at $50,000,000 or more for a minimum of ten consecutive business days.

If Mission does not regain compliance by March 19, 2012, Nasdaq will provide written notification to Mission that Mission’s common stock will be subject to possible delisting. At that time, Mission may appeal Nasdaq’s delisting determination to a Nasdaq Listing Qualifications Panel.

Mission may then consider applying for a transfer to the Nasdaq Capital Market (with a reduced MVLS), provided it satisfies the requirements for continued listing on that market. Mission would need to submit an application to transfer its securities to the Nasdaq Capital Market, and would trade on the Nasdaq Capital Market under the same symbol “MNEL”.

- Announcement Ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies.  At full capacity we can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of an estimated 22 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations: Stern Investor Relations, Inc.SMA Global Julia Avery +1 (212) 362-1200 julia@sternir.com	Media Contact: SMA Global Ariel Weeks +1 (310) 432-6357 ariel.weeks@smaglobal.com
Company Contact: James Garton President Mission NewEnergy USA Phone: + 1 (210) 841-5741 james@missionnewenergy.com